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Direct Dial Number (202) 636-5508	E-mail Address debra.sutter@stblaw.com

June 17, 2026

VIA EDGAR

David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clarion Partners Real Estate Income Fund Inc. (“CPREX”)

Western Asset High Income Fund II Inc. (“HIX” and, together with CPREX, the “Funds”)

File Nos. 811-08709; 811-23408

Dear Mr. Manion:

On behalf of the Funds, we are providing the following responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on May 18, 2026, relating to (i) CPREX’s Annual Report on Form N-CSR for the fiscal year ended December 31, 2025, as filed with the Commission on February 27, 2026, and (ii) HIX’s Annual Report on Form N-CSR for the fiscal year ended April 30, 2025, as filed with the Commission July 7, 2025, each submitted through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Funds’ responses are references to the page numbers of the applicable Annual Report. All capitalized terms used but not defined in this letter have the meanings given to them in the applicable Annual Report.

Securities and Exchange Commission	June 17, 2026

1.

General Comment: Please supplementally confirm that the Funds have considered and reached a conclusion that their respective disclosures have been made in accordance with Accounting Standards Update (“ASU”) 2023-09.

Response: Each Fund confirms that it has implemented ASU 2023-09 and has concluded that the disclosures in its respective Annual Report are in line with the requirements of ASU 2023-09. The ASU clarifies that the provisions within the codification need not be applied to immaterial items. As such, Management has established a policy to include such disclosures when determined to be material. Each Fund confirms that any taxes paid during the respective fiscal period were deemed to be immaterial.

2.

CPREX Comment: The Staff notes there are new investments in non-consolidated joint ventures, specifically in 7th Street Station and Highland Station. Please discuss in correspondence the reasons for non-consolidation for these investments, citing U.S. Generally Accepted Accounting Principles (“GAAP”) and Regulation S-X.

Response: CPREX has determined that consolidation of these joint ventures is not required under U.S. GAAP and that its non-consolidated treatment is appropriate because the joint ventures do not qualify as investment companies under Accounting Standards Codification (“ASC”) Topic 946.

Under ASC 810-10-15-12(d) and ASC 946-810-45-2, consolidation by an investment company of an investee that is not itself an investment company is generally not appropriate. Each joint venture is an operating entity whose purpose is to acquire, own, and operate a single real estate asset and is not an entity that provides investment management services or acquires multiple investments, which are otherwise fundamental characteristics of an investment company under ASC 946.

There is also an exception under ASC 946-810-45-3 when an investment company holds a controlling financial interest in an operating entity that provides services to the investment company, in which case the investment company should consolidate the operating entity. Neither of the joint ventures qualify under this exception as their stated purpose above is to acquire, own, and operate real estate.

Accordingly, the Fund’s investments in these joint ventures are presented at fair value in accordance with ASC Topic 820. The Fund further confirms that it complies with the applicable disclosure requirements under Article 12 of Regulation S-X, as well as the requirements of Rules 4-08(g) and 3-09 of Regulation S-X, as applicable.

3.

CPREX Comment: The Fund holds 16.6% of its assets in real estate loans. Many of these loans are valued at par. Please discuss in correspondence the reason for holding these real estate loans at par, citing applicable U.S. GAAP. Please include any impact of market conditions including above market interest rates cited, contractual obligations of the collateral such as rental payments and general economic conditions, including the volatility of commercial real estate.

Securities and Exchange Commission	June 17, 2026

Response: CPREX values its investments in real estate loans at fair value in accordance with ASC Topic 820. Under ASC 820-10-20, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, the Fund utilizes valuation techniques consistent with those contemplated by ASC 820-10-35-24. In addition to the standard fair value procedures which the investments in real estate loans are subject to, the Fund’s Board of Directors and Valuation Committee have appointed independent appraisers to assist in the valuation of these investments, as discussed in the Fund’s prospectus.

The Fund notes that these loans are generally short-duration, floating-rate positions that are less sensitive to broader market and interest rate conditions and are less correlated to major indices than other fixed-income instruments. Rather, the fair value of these loans is most significantly impacted by the performance of the underlying properties. Based on these characteristics and other factors considered in the Fund’s valuation process, the Fund has determined that the fair value of these loans approximates par value as of the applicable measurement date.

Accordingly, the Fund believes that its valuation of these real estate loans is consistent with the fair value measurement framework prescribed by ASC Topic 820 and appropriately reflects the economic characteristics and risk profile of these positions as of the applicable reporting date.

4.

HIX Comment: The Fund has a receivable for a reverse repurchase agreement in the Statement of Assets and Liabilities. Because reverse repurchase agreements are typically liabilities rather than assets, please explain what the caption represents.

Response: HIX had opened a reverse repurchase agreement with a trade date of April 30, 2025, and a settle date of May 1, 2025. As of April 30, 2025, on its Statement of Assets and Liabilities, the Fund recorded a payable for the reverse repo based on trade date and an offsetting receivable for the cash which was delivered by the counterparty on settlement date.

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Securities and Exchange Commission	June 17, 2026

Please do not hesitate to call me at (202) 636-5508 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Debbie Sutter
Debbie Sutter

cc:	Marc A. De Oliveira, Franklin Templeton Todd Lebo, Franklin Templeton David W. Blass, Simpson Thacher & Bartlett LLP Ryan P. Brizek, Simpson Thacher & Bartlett LLP